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                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                           SCHEDULE 13G



      Information Statement Pursuant to Rules 13d-1 and 13d-2
             Under the Securities Exchange Act of 1934

                       (Amendment No.  8 )*

                   NICHOLS RESEARCH CORPORATION
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                         (Name of Issuer)

                    Common Stock $.01 Par Value
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                  (Title of Class of Securities)


                            653818 10 4
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                          (CUSIP Number)

     Check the following box if a fee is being paid with this statement. --------- (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 653818 10 4
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     1)   Names of Reporting Persons:  Roy J. Nichols
          S.S. or I.R.S. Identification Nos. of Above Persons:
              ###-##-####
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     2)   Check  the   Appropriate   Box  if  a  Member  of  a  Group  (See
Instructions).

          (a)

          (b)        X
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     3)   SEC Use Only
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     4)   Citizenship or Place of Organization      U.S.A.
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Number of Shares Beneficially Owned  (5)  Sole Voting Power          0
By Each Reporting Person With        ------------------------------------------
                                     (6)  Shared Voting Power       333,432{1}
                                     ------------------------------------------
                                     (7)  Sole Dispositive Power      0
                                     ------------------------------------------
                                     (8)  Shared Dispositive Power  333,432{1}
                                     ------------------------------------------
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     9)   Aggregate Amount Beneficially  Owned  by  Each  Reporting  Person
                               333,432
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     10)  Check  if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)                X
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     11)  Percent of Class Represented by Amount in Row (9)
                                 5.2%
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     12)  Type of Reporting Person (See Instructions)    IN
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**FOOTNOTES**

       {1}Shares are held in a Revocable Trust for Roy J. Nichols and his spouse, Susan Mary Nichols. Reporting person and his spouse are Trustees of that Revocable Trust.
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ITEM 1(a):          The name of the issuer is Nichols Research Corporation.

ITEM 1(b): The address of the issuer's principal executive office is 4040 Memorial Parkway, South, Huntsville, Alabama 35802-1326.

ITEM 2(a):          The name of the person filing is
                             Roy J. Nichols.

ITEM 2(b):          The  address of the principal business  office  of  the
                    person   filing   is   4040  Memorial  Parkway,  South,
                    Huntsville, Alabama  35802-1326.

ITEM 2(c): The person filing is a citizen of the United States of America.

ITEM 2(d): The title of the class of securities for which this statement is filed is common stock par value $.01 per share.

ITEM 2(e): The CUSIP number of the securities referred to in ITEM 2(d) is 653818 10 4.

ITEM 3:             Not applicable.

ITEM 4:             Ownership.

                    (a) The amount of common stock beneficially owned by the person filing on December 31, 1995, was 333,432 shares (which includes 0 shares which the person filing has the right to acquire upon exercise of options).

                    (b) The shares of common stock referred to in Item 4(a) above represent 5.2 percent of the common stock outstand-ing.

                    (c) The number of shares as to which the person filing has (i) sole power to vote or to direct the vote is 0;
                    (ii) shared power to vote or to direct the vote is 333,432; (iii) sole power to dispose or to direct the disposition of is 0; (iv) shared power to dispose or to direct the disposition of is 333,432.

ITEM 5:             Not applicable.

ITEM 6:             ------------------------------ is  known by the person
                    filing to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 7:             Not applicable.

ITEM 8:             Not applicable.

ITEM 9:             Not applicable.

ITEM 10:            Not applicable.
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                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:     February 8, 1996

           Roy J. Nichols
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Roy J. Nichols, Director, Senior Vice
President and Chief Technical Officer
Name/Title



ATTENTION:   INTENTIONAL  MISSTATEMENTS  OR OMISSIONS  OF  FACT  CONSTITUTE
FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C. 1001).